

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "IC PLACES INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF OCTOBER, A.D. 2005, AT 8:11 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State
AUTHENTICATION: 4266989

3942005 8100

050885793

DATE: 11-01-05